Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

European Patent Office rules in favor of Sanofi and Regeneron concerning Praluent® (alirocumab)

*	Ruling invalidates Amgen’s European patent claims directed to PCSK9 antibodies relevant to Praluent® (alirocumab)

*	Praluent® (alirocumab) continues to be available in European countries where it is approved for use and for sale

PARIS – October 29, 2020 – The European Patent Office (EPO) Technical Boards of Appeal has today ruled in Sanofi and Regeneron’s favor, invalidating certain claims of Amgen’s European patent (EP 2 215 124) directed to PCSK9 (proprotein convertase subtilisin/kexin type 9) antibodies relevant to Praluent® (alirocumab). Praluent will continue to be available in European countries where it is approved for use and for sale.

“We are pleased with today’s decision by the European Patent Office, which upholds the rigorous standard for pharmaceutical patents that we argued for in this case, affirming that Amgen’s asserted claims against Sanofi in Europe are invalid,” said Karen Linehan, Executive Vice President, Legal Affairs and General Counsel, Sanofi. “This decision validates our years-long commitment to vigorously defending this case.”

Today’s EPO decision follows a ruling in Sanofi and Regeneron’s favor in August 2019 by the U.S. District Court for the District of Delaware which found as a matter of law that certain of Amgen’s asserted patent claims for antibodies targeting PCSK9 are invalid based on lack of enablement.

Editor’s notes

Under a restructured agreement announced in December 2019, Sanofi possesses sole rights for Praluent outside the U.S. Regeneron has sole rights for Praluent inside the U.S. Each party is solely responsible for funding development and commercialization expenses in their respective territories.

Praluent is not available in Germany, following an injunction granted by the Düsseldorf Regional Court in July 2019. Sanofi has appealed this decision, and a hearing for the appeal is scheduled for November 5, 2020.

About Praluent

Praluent® (alirocumab) inhibits the binding of PCSK9 (proprotein convertase subtilisin/kexin type 9) to the low-density lipoprotein (LDL) receptor and thereby increases the number of available LDL receptors on the surface of liver cells to clear LDL, which lowers LDL cholesterol (LDL-C) levels in the blood. Praluent was developed by Sanofi and Regeneron under a global collaboration agreement.

Sanofi possesses sole rights for Praluent outside the U.S. Regeneron has sole rights for Praluent inside the U.S.

Praluent is approved in more than 60 countries worldwide across the European Union (EU), North and South Americas, Asia, Africa and Australia.

In the European Union (EU), Praluent is approved for use in adults:

•	with primary hypercholesterolemia (heterozygous familial and non-familial) or mixed dyslipidemia, as an adjunct to diet:

•	in combination with a statin or statin with other lipid-lowering therapies in patients unable to reach LDL-C goals with the maximum tolerated dose of a statin or,

•	alone or in combination with other lipid-lowering therapies in patients who are statin-intolerant, or for whom a statin is contraindicated.

•	with established atherosclerotic cardiovascular disease (ASCVD) to reduce cardiovascular (CV) risk by lowering LDL-C, as an adjunct to correction of other risk factors:

•	in combination with the maximum tolerated dose of a statin with or without other lipid-lowering therapies or,

•	alone or in combination with other lipid-lowering therapies in patients who are statin-intolerant, or for whom a statin is contraindicated.

The effect of Praluent on CV morbidity and mortality has been recognized and approved by regulatory authorities in the EU, U.S., China and other international markets.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contacts Ashleigh Koss Tel: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com	Investor Relations Contacts Paris Eva Schaefer-Jansen Arnaud Delepine Yvonne Naughton

Investor Relations Contacts North America Felix Lauscher Fara Berkowitz Suzanne Greco IR main line: Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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